Exhibit 99.1

GasLog Ltd. and GasLog Partners LP Announce Chief Financial Officer Transition

PIRAEUS, GREECE – May 7, 2020 – GasLog Ltd. (NYSE:GLOG) (“GasLog”) and GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) (together the “Group”) announced today that, following GasLog’s decision to base its senior management, including the Chief Financial Officer (“CFO”) position, in Greece, Alastair Maxwell has decided not to relocate and will therefore step down from his position as CFO on June 30, 2020.  The Boards of GasLog and GasLog Partners have appointed Achilleas Tasioulas, who is presently Deputy CFO, as CFO, effective July 1, 2020. During this period, Alastair will work closely with Achilleas to ensure an orderly transition of responsibilities and Alastair will remain available after leaving to provide his experience and advice, if required.

Alastair Maxwell joined GasLog in February 2017 following 29 years in investment banking and was appointed CFO of GasLog and GasLog Partners in March 2017. His wealth of experience in both energy and finance has been a major asset to the Group across all areas of the Finance function, including leading the debt and equity capital raisings to fund the Group’s expansion.

Achilleas Tasioulas became Deputy CFO of GasLog in December 2019. He joined GasLog in October 2014 as Financial Controller and his role was expanded to Chief Risk Officer, Financial Controller and Head of Tax in August 2017. Achilleas is also a Board Member of Gastrade and a Director of several Group subsidiaries. Immediately prior to joining GasLog, Achilleas was Corporate Controller for NYSE-listed Danaos Corporation for 6 years. He is an ICAEW Fellow Chartered Accountant, has an MSc in Project Analysis, Finance and Investments from the University of York and a BSc in Economics from the University of Macedonia in Greece.

Paul Wogan, GasLog CEO, said, “On behalf of our Chairman Peter Livanos, the Board of GasLog and the Management team, I would like to thank Alastair for the expertise, skill and guidance he has provided over the last 3 years and I wish him continued personal and professional success. I am pleased to congratulate Achilleas on his promotion to CFO. His deep commitment to GasLog, understanding of our business and hands-on experience in Controlling, Financial Reporting, Risk Management and Tax are a huge asset as GasLog focuses on financial resilience, discipline and de-leveraging.”

Andy Orekar, GasLog Partners CEO, said, “On behalf of our Chairman Curt Anastasio and the Board of GasLog Partners, I would like to thank Alastair for his outstanding support of the Partnership’s growth strategy and track record of raising capital in challenging market conditions. Achilleas’ significant contributions to the finance activities of GasLog Partners make him an ideal candidate to succeed Alastair, and his leadership capabilities, risk-based approach and management expertise will be incredibly helpful in the coming years.”

Achilleas Tasioulas commented, “I am delighted to be stepping up to be CFO of GasLog and GasLog Partners at such an important time in the LNG market and in the development of the Group.  I look forward to working closely with the rest of the leadership team to harvest our inbuilt growth and to continue to strengthen our financial position today and in the future.”

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (13 on the water and six on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com